UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50047H201

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 899,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 899,330
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 50047H201	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 899,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 899,330
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 50047H201	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 899,330
	8.	Shared Voting Power
	9.	Sole Dispositive Power 899,330
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 50047H201	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 899,330
	8.	Shared Voting Power
	9.	Sole Dispositive Power 899,330
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50047H201	Page 6 of 8 Pages

This Amendment No. 15 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Kona Grill, Inc., a Delaware corporation, filed by the undersigned on June 26, 2008, as amended by Amendment No. 1 thereto filed on November 14, 2008, by Amendment No. 2 thereto filed on December 30, 2008, by Amendment No. 3 thereto filed on January 2, 2009, by Amendment No. 4 thereto filed on January 30, 2009, by Amendment No. 5 thereto filed on March 12, 2009, by Amendment No. 6 thereto filed on April 15, 2009, by Amendment No. 7 thereto filed on May 18, 2009, by Amendment No. 8 thereto filed on June 3, 2009, by Amendment No. 9 thereto filed on January 29, 2010, by Amendment No. 10 thereto filed on February 22, 2010, by Amendment No. 11 thereto filed on March 12, 2010, by Amendment No. 12 thereto filed on March 25, 2010, by Amendment No. 13 thereto filed on April 1, 2010, and by Amendment No. 14 thereto filed on April 16, 2010 (collectively, the “Schedule 13D”), further amends and supplements the Schedule 13D as follows:

1.	Item 4 of the Schedule 13D shall hereby be amended by inserting the following paragraph between the eighteenth and nineteenth paragraphs:

“On November 19, 2010, the Fund delivered to the Issuer a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for the 2011 annual meeting of stockholders of the Issuer. The proposal, a copy of which is attached hereto as Exhibit 29, requests that the Issuer’s board of directors take all necessary action in accordance with the Delaware corporate law to declassify the Issuer’s board of directors.”

2.	Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 9,171,871 shares of the Common Stock issued and outstanding as of October 29, 2010, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2010. All of the share numbers reported below are as of November 22, 2010, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5 (a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 899,330 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 899,330 shares of Common Stock, or approximately 9.8% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 899,330 shares of Common Stock, or approximately 9.8% of the outstanding shares of Common Stock.”

3.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person has effected any transaction in shares of the Common Stock from September 23, 2010 (the date 60 days prior to the filing of this Amendment No. 15 to the Schedule 13D) to November 22, 2010.”

CUSIP No. 50047H201	Page 7 of 8 Pages

4.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

“Exhibit 29 Proposal pursuant to Rule 14a-8 under Securities Exchange Act of 1934, as amended, for the 2011 Annual Meeting of Stockholders of Kona Grill, Inc.”

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 50047H201	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 22, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs, attorney-in-fact